UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INTERMOUNTAIN COMMUNITY BANCORP
(Name of Issuer)

Common Stock (no par value)
(Title of Class of Securities)

45881M100
(CUSIP Number)

Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310)712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 45881M100

1	NAMES OF REPORTING PERSONS

Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,093,269(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,093,269(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,093,269(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IA, OO
_______________
(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)
This calculation is based on 20,760,192 shares of common stock of Intermountain Community Bancorp outstanding as of the closing of business on January 23, 2012, which includes the 8,409,840 shares of common stock outstanding as of September 30, 2011 as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and the 12,350,352 shares of common stock of Intermountain Community Bancorp that were issued in its capital raise as reported in its Current Report on Form 8-K that was filed on January 26, 2012.

  Page 2 of 15 Pages

CUSIP No. 45881M100

1	NAMES OF REPORTING PERSONS

Alexander M. Seaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,093,269(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,093,269(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,093,269(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN
_______________
(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)
This calculation is based on 20,760,192 shares of common stock of Intermountain Community Bancorp outstanding as of the closing of business on January 23, 2012, which includes the 8,409,840 shares of common stock outstanding as of September 30, 2011 as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and the 12,350,352 shares of common stock of Intermountain Community Bancorp that were issued in its capital raise as reported in its Current Report on Form 8-K that was filed on January 26, 2012.

  Page 3 of 15 Pages

CUSIP No. 45881M100

1	NAMES OF REPORTING PERSONS

Bradley R. Kent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,093,269(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,093,269(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,093,269(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN
_______________
(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)
This calculation is based on 20,760,192 shares of common stock of Intermountain Community Bancorp outstanding as of the closing of business on January 23, 2012, which includes the 8,409,840 shares of common stock outstanding as of September 30, 2011 as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and the 12,350,352 shares of common stock of Intermountain Community Bancorp that were issued in its capital raise as reported in its Current Report on Form 8-K that was filed on January 26, 2012.

  Page 4 of 15 Pages

CUSIP No. 45881M100

1	NAMES OF REPORTING PERSONS

Stadium Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,845,807(1)(2)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,845,807(1)(2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,845,807(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN
_______________
(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)
Stadium Capital Partners, L.P. also owns (i) 274,283.86 shares of newly created Mandatorily Convertible Participating Preferred Stock, Series B (the “Series B Preferred Stock”) of Intermountain which will automatically convert into shares of a new series of non-voting common stock (the “Non-Voting Common Stock”) at a conversion price of $1.00 per share upon approval by Intermountain’s shareholders of an amendment to Intermountain’s Amended and Restated Articles of Incorporation to authorize such Non-Voting Common Stock which, in turn, is convertible into 13,714,193 shares of common stock, no par value (“Common Stock”) in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 782,000 shares of Non-Voting Common Stock at an exercise price of $1.00 per share (or, in the event the warrant is exercised prior to the required shareholder approval, for Series B Preferred Stock at an economically equivalent exercise price) which is convertible into 782,000 shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.  Since Stadium Capital Partners, L.P. does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3)
This calculation is based on 20,760,192 shares of common stock of Intermountain Community Bancorp outstanding as of the closing of business on January 23, 2012, which includes the 8,409,840 shares of common stock outstanding as of September 30, 2011 as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and the 12,350,352 shares of common stock of Intermountain Community Bancorp that were issued in its capital raise as reported in its Current Report on Form 8-K that was filed on January 26, 2012.

  Page 5 of 15 Pages

CUSIP No. 45881M100

1	NAMES OF REPORTING PERSONS

Stadium Capital Qualified Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

247,462(1)(2)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

247,462(1)(2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,462(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN
_______________
(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)
Stadium Capital Qualified Partners, L.P. also owns (i) 23,850.76 shares of newly created Mandatorily Convertible Participating Preferred Stock, Series B (the “Series B Preferred Stock”) of Intermountain which will automatically convert into shares of a new series of non-voting common stock (the “Non-Voting Common Stock”) at a conversion price of $1.00 per share upon approval by Intermountain’s shareholders of an amendment to Intermountain’s Amended and Restated Articles of Incorporation to authorize such Non-Voting Common Stock which, in turn, is convertible into 1,192,538 shares of common stock, no par value (“Common Stock”) in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 68,000 shares of Non-Voting Common Stock at an exercise price of $1.00 per share (or, in the event the warrant is exercised prior to the required shareholder approval, for Series B Preferred Stock at an economically equivalent exercise price) which is convertible into 68,000 shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.  Since Stadium Capital Partners, L.P. does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3)
This calculation is based on 20,760,192 shares of common stock of Intermountain Community Bancorp outstanding as of the closing of business on January 23, 2012, which includes the 8,409,840 shares of common stock outstanding as of September 30, 2011 as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and the 12,350,352 shares of common stock of Intermountain Community Bancorp that were issued in its capital raise as reported in its Current Report on Form 8-K that was filed on January 26, 2012.

  Page 6 of 15 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Stock”), of Intermountain Community Bancorp, an Idaho corporation (“Intermountain”).  The principal executive office of Intermountain is located at 414 Church Street, Sandpoint, Idaho 83864.

Item 2.	Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)
Stadium Capital Management, LLC ("SCM"); Alexander M. Seaver ("Seaver"); Bradley R. Kent ("Kent"); Stadium Capital Partners, L.P. (“SCP”); Stadium Capital Qualified Partners, L.P. (“SQP”) (collectively, the "Filers").

SCP and SQP are filing this statement jointly with the other Filers, but not as member of a group and expressly disclaim membership in a group.

(b)	The business address of the Filers is 199 Elm Street, New Canaan, CT 06840-5321

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

SCM is an investment adviser. Seaver and Kent are the managers of SCM.

SCP and SQP are investment limited partnerships, of which SCM is the general partner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover sheet for each Filer.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on April 6, 2011, each of SCP and SQP entered into a Securities Purchase Agreement with Intermountain (the “Original Purchase Agreements”).  SCP and SQP are referred to herein as the Stadium Investors.  Intermountain and the Stadium Investors amended the Original Purchase Agreements on January 20, 2012 (the “Amended Purchase Agreements”).  Pursuant to the Amended Purchase Agreements, the Stadium Investors purchased 3,093,269 shares of Common Stock, 298,134.62 shares of a newly created Mandatorily Convertible Participating Preferred Stock, Series B (the “Series B Preferred Stock”) of Intermountain which will automatically convert into shares of a new series of non-voting common stock (the “Non-Voting Common Stock”) at a conversion price of $1.00 per share upon approval by Intermountain’s shareholders of an amendment (the “Articles Amendment”) to Intermountain’s Amended and Restated Articles of Incorporation (the “Articles”) to authorize such Non-Voting Common Stock (the “Shareholder Approval”), and warrants exercisable for 850,000 shares of Non-

  Page 7 of 15 Pages

Voting Common Stock (the “Warrants”, and together with the Common Stock, the Series B Preferred Stock and the Non-Voting Common Stock, the “Securities”) at the exercise price of $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price).  The funds used by the Stadium Investors were obtained from working capital.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Stadium Investors acquired the Common Stock of Intermountain for investment purposes.  The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of Intermountain.

Subject to the limitations imposed by the Amended Purchase Agreements and applicable federal and state securities laws, the Filers may seek to dispose of the Common Stock (including, without limitation, distributing some or all of the Common Stock to the Filers’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Amended Purchase Agreements and applicable bank regulatory limitations, each Filer may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Filer and/or other investment considerations.

To the extent permitted under the Amended Purchase Agreements and the passivity commitments described below, the Filers may engage in discussions with management, the board of directors, other stockholders of Intermountain and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Intermountain.

Pursuant to the terms of the Amended Purchase Agreements and subject to any applicable approval of the appropriate bank regulatory authorities, the Stadium Investors are entitled to designate one person (the “Board Representative”) for election to the board of directors of Intermountain as well as the board of directors of Panhandle State Bank (the “Bank”) for so long as the Stadium Investors and their affiliates beneficially own at least 5% of Intermountain’s outstanding shares of Common Stock and Non-Voting Common Stock taken together as a class (“Qualifying Interest”).  Pursuant to these provisions, Mr. John Welborn has been appointed to the boards of directors of Intermountain and the Bank.

The foregoing reference to and description of the Amended Purchase Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Amended and Restated Securities Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Filers has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

  Page 8 of 15 Pages

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Stadium Capital Management, LLC (1)	3,093,269	14.9%	0	3,093,269	0	3,093,269
Alexander M. Seaver (2)	3,093,269	14.9%	0	3,093,269	0	3,093,269
Bradley R. Kent (3)	3,093,269	14.9%	0	3,093,269	0	3,093,269
Stadium Capital Partners, L.P. (4)	2,845,807	12.7%	2,845,807	0	2,845,807	0
Stadium Capital Qualified Partners, L.P. (5)	247,462	1.2%	247,462	0	247,462	0

(1) SCM disclaims beneficial ownership of the Common Stock owned by SCP and SQP, except to the extent of its pecuniary interest therein.

(2)  Mr. Seaver shares voting and dispositive power over the 3,093,269 shares beneficially owned by SCP and SQP with Mr. Kent, due to the fact that each is a manager of SCM, the sole general partner of SCP and SQP.  Mr. Seaver disclaims beneficial ownership of the Common Stock beneficially owned by SCM, SCP and SQP, respectively, except to the extent of his pecuniary interests therein.

(3)  Mr. Kent shares voting and dispositive power over the 3,093,269 shares beneficially owned by SCP and SQP with Mr. Seaver, due to the fact that each is a manager of SCM, the sole general partner of SCP and SQP.  Mr. Kent disclaims beneficial ownership of the Common Stock beneficially owned by SCM, SCP and SQP, respectively, except to the extent of his pecuniary interests therein.

(4)  SCP also owns (i) 274,283.86 shares of Series B Preferred Stock which will automatically convert into shares Non-Voting Common Stock at a conversion price of $1.00 per share upon approval by Intermountain’s shareholders of the Articles Amendment to authorize such Non-Voting Common Stock which, in turn, is convertible into 13,714,193 shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 782,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share (or, in the event the warrant is exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price) which is convertible into 782,000 shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.  Since SCP does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(5)  SQP also owns (i) 23,850.76 shares of Series B Preferred Stock which will automatically convert into shares Non-Voting Common Stock at a conversion price of $1.00 per share upon approval by Intermountain’s shareholders of the Articles Amendment to authorize such Non-Voting Common Stock which, in turn, is convertible into 1,192,538 shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 68,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share (or, in the event the warrant is exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price) which is convertible into 68,000 shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.  Since SQP does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(c)           Except as set forth in this Schedule 13D, none of the Filers nor, to the best knowledge of each of the Filers, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of Intermountain.

  Page 9 of 15 Pages

(d)           Other than the Filers, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Intermountain referred to in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements or Understanding with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

On April 6, 2011 Intermountain and the Stadium Investors entered into the Original Purchase Agreements.  Intermountain and the Stadium Investors entered into the Amended Purchase Agreements on January 20, 2012, pursuant to which the Stadium Investors agreed, subject to the terms and conditions of the Amended Purchase Agreements, to invest $18,000,000 in Intermountain through a direct purchase of 3,093,269 shares of Common Stock, 298,134.62 shares Series B Preferred Stock which will automatically convert into Non-Voting Common Stock at a conversion price of $1.00 per share upon approval by Intermountain’s shareholders of the Articles Amendment to the Articles to authorize such Non-Voting Common Stock, and Warrants exercisable for 850,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price).

The following is a description of certain terms of the Amended Purchase Agreements and the Securities:

Representations and Warranties.  Customary representations and warranties were made by Intermountain to the Stadium Investors relating to Intermountain, its business and the issuance of the Securities as well as customary representations and warranties by the Stadium Investors to Intermountain.  Intermountain agreed to indemnify the Stadium Investors for breaches of its respective representations and warranties, subject to certain limitations.

Board Representation.  The Stadium Investors are entitled to designate the Board Representative for election to the board of directors of Intermountain as well as the board of directors of the Bank for so long as the Stadium Investors and its affiliates beneficially own a Qualifying Interest.  Pursuant to these provisions, Mr. John Welborn has been appointed to the board of directors of Intermountain and the Bank.  The board of directors of Intermountain and the Bank must cause the Stadium Investors’ representative to be appointed to any two of the following committees to be agreed: the Compensation Committee, the Nominating/Corporate Governance Committee, and the Risk Management Committee, in each case so long as the Board Representative qualifies to serve on such committees under the corporate governance guidelines and committee charters currently in effect, as applicable, and rules applicable to Intermountain and the Bank by any exchange on which the Common Shares are then listed.  So long as the Stadium Investors and its affiliates beneficially own a Qualifying Interest, the Stadium Investors are also entitled to designate one nonvoting board observer to attend all meetings of the committees of the board of directors of Intermountain and the Bank of which the Stadium Investors’ representative is not then a member.

Avoidance of Control.  Neither Intermountain nor any of its subsidiaries will take any action that would reasonably be expected to pose a substantial risk that (i) the Stadium Investors’ equity interest in Intermountain (together with equity of Intermountain owned by the Stadium Investors’ affiliates (as such term is used under the BHC Act the Bank Holding Company Act the Bank Holding Company Act of 1956, as amended (the “BHC Act”))) would exceed 33.3% of Intermountain’s total equity, or (ii) the Stadium Investors’ ownership of any class of voting securities (together with the ownership by the Stadium Investors’ affiliates (as such term is used under the BHC Act) of voting securities of Intermountain) would exceed 14.9% of such class, without the prior written consent of the Stadium Investors, or to increase to an amount that would constitute “control” under the BHC Act, or otherwise cause the Stadium Investors to “control” Intermountain under and for purposes of the BHC Act, the Change of Bank Control Act of 1978, as amended, or any rules or regulations promulgated thereunder.

  Page 10 of 15 Pages

Standstill.  The Amended Purchase Agreements place certain restrictions on the ability of the Stadium Investors and their affiliates to take certain actions without the prior written approval of Intermountain until such time as the Stadium Investors no longer own a Qualifying Interest or the second anniversary of the closing date.  Such restrictions include the ability of the Stadium Investors to (i) acquire (or offer, agree or propose to acquire, other than as contemplated in the Amended Purchase Agreements) beneficial ownership of any voting securities of Intermountain above 24.9%; (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of Intermountain; (iii) call or seek to call a meeting of the stockholders of Intermountain or initiate any shareholder proposal for action, or seek, propose or act to influence or control the management, the board or policies of Intermountain; or (iv) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of the assets of Intermountain or any of its subsidiaries or any of their respective businesses; and certain other restrictions.

Registration Rights.  Intermountain has granted the Stadium Investors customary registration rights with respect to the Securities acquired by the Stadium Investors in connection with the Amended Purchase Agreements.  Pursuant to such registration rights, Intermountain has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Securities (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Securities) as promptly as practicable after (and in any event no more than sixty (60) days after) January 23, 2012.

Preemptive Rights.  So long as the Stadium Investors own 2% or more of the outstanding shares of Common Stock (including Common Stock into or for which shares of any securities owned by the Stadium Investors are directly or indirectly convertible or exercisable), if Intermountain at any time makes any public or non-public offering or sale of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than the issuance and sale of securities (1) issued or agreed or contemplated to be issued as of January 20, 2012, (2) in connection with the Rights Offering (as defined below under “Rights Offering”), (3) issuances upon exercise of warrants outstanding as of January 20, 2012, (4) to employees, officers, directors or consultants of Intermountain pursuant to employee benefit plans or compensatory arrangements approved by the board of directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements), (5) pursuant to any rights plan or (6) as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreement or other similar non-financing transaction), the Stadium Investors must first be afforded the opportunity to acquire from Intermountain for the same price (net of any underwriting discounts or sales commissions) and on the same terms (except that, the Stadium Investors may elect to receive such securities in nonvoting form, convertible into shares of voting securities) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable the Stadium Investors to maintain their proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.  Notwithstanding the foregoing, in no event will the Stadium Investors have the right to purchase New Securities to the extent that such purchase would result in the Stadium Investors exceeding 24.9% of the outstanding shares of a class of voting securities.

Rights Offering.  As promptly as practicable following January 23, 2012, Intermountain will commence a rights offering (the “Rights Offering”) providing common stockholders of record as of the close of business on January 20, 2012 with non-transferable rights (the “Rights”) to purchase from Intermountain shares of Common Stock at a per share price of $1.00.  Each Right shall entitle the holder thereof to purchase a specified number of shares of Common Stock, provided that (1) no such holder will thereby exceed, together with any other person with whom such holder may be aggregated under applicable law, 4.99% beneficial ownership of Intermountain’s Common Shares and (2) the aggregate purchase price of all shares of Common Stock purchased in the Rights Offering will not exceed the difference between $56,000,000 minus the sum of (x) the total purchase price to the Stadium Investors, (y) the aggregate purchase price

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 pursuant to the concurrent private placements, and (z) the aggregate dollar amount of gross proceeds raised in any other private placement of securities by Intermountain which is consummated prior to the commencement of the Rights Offering.  In the event the Rights Offering is over-subscribed, subscriptions by holders of Rights shall be reduced proportionally based on the number of shares of Common Stock such holders elect to purchase pursuant to their over-subscription privilege.

The Series B Preferred Stock.  The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Articles of Amendment and Certificate of Designations filed with the Secretary of State of Idaho.  Upon receipt of the Shareholder Approval, each share of the Series B Preferred Stock will automatically convert into 50 shares of Non-Voting Common Stock at a conversion price of $1.00 per share (subject to customary anti-dilution adjustments).  Each share of Series B Preferred Stock will initially bear a dividend that mirrors any dividend payable on the shares of Non-Voting Common Stock underlying such share of Series B Preferred Stock (with such dividends being deemed to equal any dividends payable on the Common Stock).  In the event that Shareholder Approval is not obtained before June 30, 2012, the dividends payable with respect to each share of Series B Preferred Stock outstanding at such time shall be cumulative and will accrue whether or not declared by the Company’s Board, and shall accrue at a 15% rate per annum until receipt of the Shareholder Approval.

The Warrants.  The Warrants have a term of three years and are exercisable for 850,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price) that would be convertible into Common Stock when such shares of Non-Voting Common Stock are transferred to unaffiliated third parties in a widely dispersed offering.  The Warrants contain customary anti-dilution adjustments.  The Form of Warrant is attached hereto as Exhibit 3 and incorporated herein by reference.

The foregoing reference to and description of the Amended Purchase Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Amended and Restated Securities Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

In connection with the Amended Purchase Agreements, the Stadium Investors made certain passivity commitments to the Board of Governors of the Federal Reserve System to ensure that the Stadium Investors and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of Intermountain or any of its subsidiaries.  The Passivity Commitment Letter is attached hereto as Exhibit 4 and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Filers entered into an agreement on February 2, 2012, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Intermountain.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated February 2, 2012, by and among Stadium Capital Management, LLC, Alexander M. Seaver, Bradley R. Kent, Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners.

Exhibit 2	Form of Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Intermountain’s Current Report on Form 8-K, filed on January 23, 2012).

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Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 4.2 to Intermountain’s Current Report on Form 8-K, filed on January 23, 2012).

Exhibit 4	Passivity Commitment Letter, from Stadium Capital Partners, L.P. (and certain affiliates) to the Board of Governors of the Federal Reserve System.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	February 2, 2012

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Bradley R. Kent
	Name:	Bradley R. Kent
	Title:	Manager

BRADLEY R. KENT

By:	/s/ Bradley R. Kent
	Name:	Bradley R. Kent

ALEXANDER M. SEAVER

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management, LLC,
its general partner

	By:	/s/ Bradley R. Kent
		Name:	Bradley R. Kent
		Title:	Manager

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

By:	Stadium Capital Management, LLC,
its general partner

	By:	/s/ Bradley R. Kent
		Name:	Bradley R. Kent
		Title:	Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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EXHIBIT INDEX

Exhibit	Title

Exhibit 1
Joint Filing Agreement, dated February 2, 2012, by and among Stadium Capital Management, LLC, Alexander M. Seaver, Bradley R. Kent, Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners.

Exhibit 2	Form of Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Intermountain’s Current Report on Form 8-K, filed on January 23, 2012).

Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 4.2 to Intermountain’s Current Report on Form 8-K, filed on January 23, 2012).

Exhibit 4	Passivity Commitment Letter, from Stadium Capital Partners, L.P. (and certain affiliates) to the Board of Governors of the Federal Reserve System.

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